OPTEX SYSTEMS HOLDINGS, INC.
1420 Presidential Drive
Richardson, TX 75081

October 7, 2011

VIA EDGAR

Amanda Ravitz
Tom Jones
Tim Buchmiller
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:           Optex Systems Holdings, Inc.

Gentlepersons:

We are in receipt of your letter to us, dated  September 12, 2011, regarding Amendment No. 3 to the Optex Systems Holdings, Inc.  Registration Statement on Form S-1, filed August 1, 2011, File No. 333-173502 (the “Current Registration Statement”).  We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter and for ease of reference, we have included your comments (bolded) and each of our responses to your comments.

Contracts, page 42

1.  Please tell us why you still include the first contract in your table on page 45 given that the order period for this contract expired on June 30, 2010 and the delivery date was until May 2011.

We have deleted this contract from the table.

Exhibit 5.1

2.  We note that you have not yet effected the increase in the number of authorized shares of common stock as contemplated in your preliminary information statement on Schedule 14C.  Please note that if you need that increase in order to accommodate this offering you should refile counsel’s opinion dated as of a date on or after the necessary increase in authorized shares has been effected.

We note that there are sufficient shares to accommodate this offering.

As of the date of this letter, there are (i) 139,444,940 shares of our common stock outstanding; (ii) 2,537,649 options to purchase our common stock outstanding; and (iii) 9,948,667 warrants to purchase our common stock outstanding.  On an as converted basis, this totals 151,931,256 shares of our common stock issued and outstanding or reserved for issuance upon conversion of warrants/exercise of options.  Thus, there are 48,068,744 authorized but unissued shares of our common stock available.  Thus, the 25,000,000 shares being offered hereunder is less than the remaining authorized but unissued shares available.

With regard to conversion of our Series A preferred stock, we have a verbal understanding with the two holders that neither will seek to convert any of their shares into common stock until after the increase in authorized shares to 2 billion shares is effected in October due to the completion of the Schedule 14C dissemination process and subsequent filing of the amendment to our Articles of Incorporation to effect the increase in authorized shares with the State of Delaware.  As the 14C is now definitive, the only obstacle to increasing the authorized shares is the passage of time, so all are comfortable with waiting especially since the market price of our common stock hovers around the $.01 conversion price, and there is little liquidity in the stock.

U.S Securities & Exchange Commission
October 7, 2011

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response.  And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Stanley A. Hirschman

Stanley A. Hirschman

cc:  Jolie Kahn, Esq.